EXHIBIT 10

EXECUTION VERSION

TRANSACTION SUPPORT AND LIQUIDATION AGREEMENT

This TRANSACTION SUPPORT AND LIQUIDATION AGREEMENT (this “Agreement”) is effective as of July 2, 2021, by and among Vieco 10 Limited, a company limited by shares under the laws of the British Virgin Islands (the “Company”), Virgin Investments Limited, a company limited by shares under the laws of the British Virgin Islands (“VIL”), and Aabar Space Inc., a company incorporated under the laws of the British Virgin Islands (“ASI”). Each of the Company, VIL and ASI may also be referred to herein as a “Party”, and collectively as, the “Parties”. Capitalized terms used but not defined herein shall have the respective meanings as set forth in the Shareholders’ Agreement of the Company, dated as of July 29, 2016, by and among the Company, ASI, VIL and the other parties thereto (the “Shareholders’ Agreement”).

RECITALS

WHEREAS, VIL and ASI are the sole shareholders of the Company (collectively, the “Shareholders”);

WHEREAS, the Company is the sole owner of the equity interests in Vieco USA Inc., a Delaware corporation (“Vieco USA”), and Vieco USA is the majority owner of the equity interests in VO Holdings, Inc. and its subsidiaries, including the business known as Virgin Orbit (Vieco USA and such subsidiaries, “Virgin Orbit”);

WHEREAS, the Parties desire to cause Virgin Orbit to enter into a business combination with NextGen Acquisition Corp. II (the “SPAC”), pursuant to which the SPAC would acquire 100% of the outstanding equity and equity equivalents of Virgin Orbit (the “Business Combination”) in exchange for equity interests in the resulting public company (“Virgin Orbit Pubco”) and, possibly, cash;

WHEREAS, in order to fund a portion of the Business Combination, the SPAC is seeking private investments (the “PIPE”) from certain institutional investors, including VIL and ASI or their respective affiliates, in exchange for shares of common stock of Virgin Orbit Pubco (“VO Shares” and such VO Shares, the “PIPE Shares”);

WHEREAS, pursuant to that certain Subscription Agreement, dated as of July 29, 2016, VIL purchased Series D Preferred Shares of the Company (the “Preferred Shares”), 23,923,445 of which are outstanding as of the date hereof;

WHEREAS, pursuant to that certain Note Purchase Agreement (the “Note Purchase Agreement”), dated as of July 30, 2020, by and among the Parties, the Company issued convertible promissory notes (the “Convertible Notes”) to the Shareholders in exchange for ongoing funding of the Company from time to time;

WHEREAS, as a condition to supporting the Business Combination, the Parties desire that the consideration that the Company and its subsidiaries receive in the Business Combination be applied, paid and distributed as set forth in this Agreement, promptly following the completion of the Business Combination;

WHEREAS, promptly following the application, payment and distribution of the consideration received in the Business Combination, the Shareholders desire to liquidate the Company (the “Liquidation”); and

WHEREAS, the Shareholders desire to document their agreement with respect to the Company in connection with and following the Business Combination, including the treatment of the Preferred Shares and the Convertible Notes, all upon the terms and conditions set forth herein.

AGREEMENTS

NOW, THEREFORE, in consideration of the mutual representations, warranties, promises, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Continuation of Funding; Convertible Notes.

(a) The Parties agree that any further funding provided by the Shareholders to the Company shall be made pursuant and in accordance with the terms and conditions of the Note Purchase Agreement until the earlier of (i) the consummation of the Business Combination and (ii) the termination of the Note Purchase Agreement in accordance with its terms.

(b) The Parties agree and acknowledge that the proposed Business Combination is not and will not be a “Qualified Financing” or a “Qualified Sale” as defined in the Convertible Notes and that none of the Business Combination, the PIPE, or any other transactions related to the Business Combination or effected by the Company, any of its subsidiaries, or Virgin Orbit Pubco thereafter shall constitute a “Qualified Financing” or a “Qualified Sale” or otherwise trigger the mandatory conversion provisions set forth in Section 4(a) of the Convertible Notes.

(c) VIL and ASI, as Investors (as defined in the Note Purchase Agreement) in the Convertible Notes, consent to the voluntary prepayment in full by the Company of the Convertible Notes pursuant to Section 1(c) of the Convertible Notes substantially concurrently with, and contingent upon, the closing of the Business Combination. Such prepayment shall be made as set forth in paragraph 4(a) of this Agreement.

2. PIPE

(a) Each of ASI and VIL hereby agree to commit to invest in the PIPE, as follows:

(1) ASI in an amount of $20 million (the “ASI PIPE Commitment”); and

(2) VIL in an amount of $25 million.

(b) The obligations to invest in the PIPE as set forth in paragraph 2(a) of this Agreement shall be subject to negotiation of a subscription agreement for the PIPE on terms acceptable to ASI and VIL in their sole discretion and consistent with the form of subscription agreement for all other PIPE investors.

3. Terms of Business Combination. The Parties agree to use their commercially reasonable efforts to negotiate and obtain the terms set forth in paragraphs 3(a) and 3(b) in the Business Combination, and the Parties agree to the terms set forth in paragraph 3(c):

(a) All VO Shares held by the Shareholders and their affiliates, including any PIPE Shares, shall have equal registration rights, including, without limitation, with respect to piggyback and demand registration rights and ongoing registration rights for affiliate transferees of such VO Shares.

(b) Any VO Shares received by the Shareholders or their affiliates in connection with the Business Combination shall be subject to lock-up periods as set forth in the definitive documentation of the Business Combination; provided, however, that the Parties shall use their commercially reasonable efforts to obtain lock-up terms no less favorable than those set forth in the Non-Binding Term Sheet, dated April 21, 2021, and under no circumstances shall lock-up periods applicable to VO Shares held by ASI be less favorable than those applicable to VO Shares held by VIL; provided, further, that any PIPE Shares held by the Shareholders or their affiliates shall not be subject to any lock-up period or other contractual restriction on sales that are not applicable to all PIPE investors.

(c) So long as ASI continues to own at least 7.5% of the outstanding shares of common stock of Virgin Orbit Pubco, VIL will assign to ASI the right to nominate one director for election to the board of directors of Virgin Orbit Pubco. The Parties acknowledge that VIL will have certain rights under the Stockholders Agreement to be entered into in connection with the Business Combination and that, so long as VIL has rights substantially no more favorable to it than those set forth in that certain Stockholders Agreement, dated as of October 29, 2019, by and among Virgin Galactic Holdings, Inc., and the other parties thereto, other than the foregoing assignment to ASI of the right to nominate a director, ASI will have no other rights under such Stockholders Agreement.

4. Payment and Liquidation. Substantially concurrently with, and contingent upon, the closing of the Business Combination, the Parties agree as follows:

(a) The Convertible Notes shall be prepaid in full using the proceeds of the Business Combination received by the Company or its subsidiaries. The prepayment shall be made in the following priority and manner:

(1) in cash, pro rata in an amount equal to all accrued and unpaid interest to, but not including, the date of payment of each Convertible Note;

(2) in cash, pro rata to the principal amount of each Convertible Note, until either 100% of the principal amount of all Convertible Notes is paid or all available cash (subject to a reasonable reserve for Company expenses, including for liquidation and dissolution) has been paid to the holders of Convertible Notes; and

(3) the remaining portion, if any, of the accrued and unpaid interest on, and the unpaid aggregate principal amount of, the Convertible Notes of each Investor shall be paid, in each case, in VO Shares, with the amount of VO Shares to be paid being determined by dividing the unpaid aggregate interest or principal amount of the Convertible Notes by $10.00.

(b) VIL shall convert its Preferred Shares into an equal number of Common Shares of the Company pursuant to Section 7.2(a)(i) of the Amended and Restated Memorandum of Association of the Company, dated as of July 29, 2016 (the “Memorandum of Association”), and, for the avoidance of doubt, without giving effect to any liquidation preference.

(c) After making the payments set forth in paragraph 4(a) of this Agreement and after the conversion of the Preferred Shares as set forth in paragraph 4(b), the Company shall distribute the remainder of the consideration received by the Company in the Business Combination pro rata between the Shareholders based on each Shareholder’s respective ownership of Common Shares of the Company.

(d) The Company shall use its commercially reasonable efforts to cause the SPAC’s transfer agent to issue all or a portion of the consideration from the Business Combination that would ultimately be paid or distributed to the Shareholders under paragraphs 4(a) through (c) of this Agreement directly to such Shareholders in connection with the closing of the Business Combination, subject to compliance with applicable law and the terms of the definitive documentation related to the Business Combination.

(e) Upon completion of the steps set forth in the preceding clauses of this paragraph 4, the Parties shall liquidate the Company as soon as is reasonably practical pursuant to Section 26.2(a) of the Amended and Restated Articles of Association of the Company, dated as of July 29, 2016 (the “Articles of Association”), and the Company shall commence liquidation and winding up of any remaining liabilities (including termination of all related agreements, including without limitation the Shareholders’ Agreement, the Convertible Notes and the Note Purchase Agreement) and assets of the Company pursuant to the terms set forth in Section 26.3 of the Articles of Association and the other terms and conditions of Section 26 of the Articles of Association.

5. Miscellaneous.

(a) Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned by the mutual written consent of VIL and ASI. This Agreement shall immediately terminate and the transactions contemplated hereby shall be abandoned upon the failure of ASI to (i) enter into a PIPE subscription agreement on or prior to the public announcement of the signing of the definitive documentation relating to the Business Combination for the full amount of the ASI PIPE Commitment, (ii) to fund the ASI PIPE Commitment in accordance with the terms of such PIPE subscription agreement or (iii) to fund ASI’s Pro Rata Funding Amount of the Monthly Funding Amount set forth in any Monthly Funding Call (as each such term is defined in the Note Purchase Agreement) delivered to ASI on or following the date hereof provided, however, that the termination right set forth in clause (iii) shall cease to apply on 31 December 2021.

(b) Expenses. Each Party shall bear all costs and expenses (including attorneys’ fees and other out-of-pocket expenses) incurred by such Party in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement.

(c) Entire Agreement. This Agreement constitutes the entire understanding and agreement among the Parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements relating thereto (written or oral), all of which are merged herein and therein.

(d) Supersession. To the extent any provision of the Convertible Notes, Shareholders’ Agreement, Memorandum of Association or Articles of Association is inconsistent with the provisions of this Agreement, this Agreement shall govern and shall be deemed to amend the inconsistent provision of the foregoing agreements. The Parties agree to take all steps necessary or desirable to amend the Memorandum of Association or the Articles of Association, as applicable to be consistent with this Agreement if they are in any way inconsistent.

(e) Further Assurances. Each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement; provided, however, that this Agreement shall not obligate any Party to enter into the definitive documents related to the Business Combination or the PIPE.

(f) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns, but neither this Agreement nor any of the rights or obligations hereunder may be assigned (whether by operation of law, through a change in control or otherwise) by VIL or ASI without the prior written consent of the Company. Notwithstanding the foregoing, VIL and ASI may, upon written notice to the Company, assign their rights and obligations hereunder to an Affiliate of such Party; provided, that any such assignment shall not relieve such Party of their direct, continuing and full responsibility and liability for or with respect to any obligation owed by such Party to the other Parties under this Agreement. Except as set forth herein, this Agreement is not intended, and shall not be deemed, to create or confer any right or interest for the benefit of any person not a party hereto.

(g) Notices. All notices, requests, demands, claims and other communications which are required or may be given under this Agreement shall be in writing and will be deemed to have been given and received (a) if delivered by hand, messenger or courier service, when delivered (or if sent via a nationally-recognized overnight courier service, freight prepaid, specifying next-business-day delivery, three business days after deposit with the courier), or (ii) if sent via mail, at the earlier of its receipt or seven business days after the same has been deposited in a regularly-maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or (iii) if sent via electronic mail, upon confirmation of delivery when directed to the relevant electronic mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next business day. In each case notice shall be sent to:

If to the Company:

Vieco 10 Limited

c/o Craigmuir Chambers,

PO Box 71,

Road Town,

Tortola, British Virgin Islands,

Email: vgl@harneys.com

with a copy (which shall not constitute notice) to:

Virgin Management USA, Inc.

65 Bleeker Street, 6th Floor

New York, NY 10012

Attention: General Counsel

Email: James.Cahillane@virgin.com

If to VIL:

Virgin Investments Limited

c/o Craigmuir Chambers,

PO Box 71,

Road Town,

Tortola, British Virgin Islands,

Email: vgl@harneys.com

with a copy (which shall not constitute notice) to:

Virgin Management Limited

179 Harrow Road, The Battleship Building

London W2 6NB

Attention: General Counsel

Facsimile: +44 207 727 8200

Virgin Management USA, Inc.

65 Bleeker Street, 6th Floor

New York, NY 10012

Attention: General Counsel

Email: James.Cahillane@virgin.com

If to ASI:

PO Box 45005

Abu Dhabi

United Arab Emirates

Attention: Executive Director – Abdulla Shadid

With a copy to: legalunit@mubadala.ae

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

Trammell Crow Center

2001 Ross Avenue, Suite 3900

Dallas, TX 75201

Attention:     Robert L. Kimball

Email:           rkimball@velaw.com

(h) Governing Law. This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the internal laws of the State of New York as applicable to agreements made and to be performed entirely within the State of New York, without regard to conflict of law principles or rules.

(i) Dispute Resolution. The Parties hereby agree that, to the fullest extent permitted by law, any dispute, controversy, or claim (whether in contract or tort) arising out of or relating to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall, unless otherwise agreed, be resolved exclusively by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”) or its legal successor in effect at the time of the arbitration. The arbitration award in any such arbitration may be confirmed by any court of competent jurisdiction. The number of arbitrators shall be three. For the purposes of constituting the tribunal: (i) the Party or Parties comprising the Claimant shall have the right to nominate one co-arbitrator in their Request for Arbitration, (ii) the Party or Parties comprising the Respondent shall have the right to nominate one co-arbitrator in their Answer, and (iii) the two co-arbitrators shall within 30 days of their confirmation of appointment by the ICC Court nominate the third arbitrator as Presiding Arbitrator. If for any reason the Party or Parties comprising the Claimant or the Respondent fail to nominate a co-arbitrator, ICC Court shall appoint both co-arbitrators notwithstanding any prior nomination, and if the two co-arbitrators are unable to reach agreement on the third arbitrator, then ICC Court shall appoint the third arbitrator. The seat, or legal place, of arbitration shall be New York City, New York. In the event of any such arbitration, the prevailing party shall be awarded its costs and reasonable attorney’s fees as part of the award, and the costs of the arbitration shall be borne by the parties on such equitable basis as the arbitrators shall determine. Judgment upon any such arbitration award or decision may be entered by any court having jurisdiction thereof. Nothing in this clause (f) shall be construed as preventing any Party from seeking conservatory, injunctive or similar relief (but in any event, not damages) in any court of competent jurisdiction in order to enforce any provision of this Agreement. This agreement to refer disputes to arbitration shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles or rules. Any arbitration and all proceedings, documents and other matters with respect thereto shall be strictly confidential and the Parties shall so expressly stipulate to the arbitrators.

(j) Amendment or Modification; Waivers. Except as otherwise provided herein, no amendment to this Agreement shall be valid or effective unless in writing and authorized by each of the Parties. No course of dealing or omission or delay on the part of any Party in asserting or exercising any right hereunder shall constitute or operate as a waiver of any such right. No waiver of any provision hereof shall be effective, unless in writing and signed by or on behalf of the Party granting the waiver. No waiver shall be deemed a continuing waiver or waiver in respect of any other or subsequent breach or default, unless expressly so stated in writing.

(k) Severability of Provisions; Counterparts. The provisions hereof are severable and in the event that any provision of this Agreement shall be determined to be illegal, invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions hereof shall not be affected, but shall, subject to the discretion of such court, remain in full force and effect, and any illegal, invalid or unenforceable provision shall be deemed, without further action on the part of the parties hereto, amended and limited to the extent necessary to render such provision, as so amended and limited, legal, valid and enforceable, it being the intention of the parties that this Agreement and each provision hereof shall be legal, valid and enforceable to the fullest extent permitted by applicable Law. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Transaction Support and Liquidation Agreement as of the date first above written.

COMPANY:

VIECO 10 LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Director

VIL:

VIRGIN INVESTMENTS LIMITED

By:	/s/ Clifton Struiken
Name:	Clifton Struiken
Title:	Alternate Director

ASI:

AABAR SPACE INC.

By:	/s/ Fraz Siddiqui
Name:	Fraz Siddiqui
Title:	Authorised Signatory

AABAR SPACE INC.

By:	/s/ Andre Namphy
Name:	Andre Namphy
Title:	Authorised Signatory